Page 1 of 14


                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                                V-ONE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  918278-10-2
                                 (CUSIP Number)


                                  James F. Chen
                         20250 Century Blvd., Suite 300
                              Germantown, MD 20874
                                 (301) 515-5200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                October 4, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits, should be filed with the Commission. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP No. 918278-10-2                                  Page 2 of 14


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       The Chen Family Limited Partnership 52-1985831

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)(a)(x)
                                                                          (b)(x)

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

       PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       South Dakota
--------------------------------------------------------------------------------
NUMBER 7         SOLE VOTING POWER
OF
SHARES           None
BENEFICIALLY
OWNED
BY
EACH
REPORTING
PERSON
WITH

     ---------------------------------------------------------------------------
       8         SHARED VOTING POWER

                 600,000

     ---------------------------------------------------------------------------
       9         SOLE DISPOSITIVE POWER

                 None

     ---------------------------------------------------------------------------
       10        SHARED DISPOSITIVE POWER

                 600,000

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       600,000

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)( )

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
--------------------------------------------------------------------------------

CUSIP No. 918278-10-2                                  Page 3 of 14


                               SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James F. Chen

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (x)

                                                                         (b) ( )
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
     7         SOLE VOTING POWER
NUMBER
OF             3,425,152*
SHARES
BENEFICIALLY
OWNED
BY
EACH
REPORTING
PERSON
WITH
     ---------------------------------------------------------------------------
     8         SHARED VOTING POWER

               600,000**

     ---------------------------------------------------------------------------
     9         SOLE DISPOSITIVE POWER

               3,425,152*

     ---------------------------------------------------------------------------
     10        SHARED DISPOSITIVE POWER

               600,000**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,025,152*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

*  Does not include 71,110 shares of Common Stock registered in the name of Mary
S. Chen, Mr. Chen's wife, as trustee of a trust for the benefit of Mr. and Mrs. Chen's children, or 279,100 shares of Common Stock owned by The Chen Foundation, Inc. of which Mrs. Chen is the sole director, for which shares Mr. Chen disclaims beneficial ownership.

** Represents 600,000 shares of Common Stock owned by The Chen Family Limited Partnership, of which Mr. and Mrs. Chen hold a majority interest.

CUSIP No. 918278-10-2                                  Page 4 of 14




                          Statement on Schedule 13D

      This  Amendment  No. 2 amends and  supplements  the initial  Statement  on
Schedule 13D of James F. Chen and The Chen Family Limited Partnership ("Partnership") filed with the Securities and Exchange Commission on May 20, 1997 as amended by Amendment No.1 dated June 6, 1997 filed by James F. Chen, the Partnership and The Chen Foundation, Inc. (the "Foundation") (as amended by Amendment No. 1, the "Original Statement") with respect to the beneficial ownership by such persons of shares of common stock, $0.001 par value per share("Common Stock"), of V-ONE Corporation, a Delaware corporation ("Issuer"). The filing of this Amendment No. 2 is occasioned by certain sales and other transfers of 51,800 shares as described in Item 5(c) below. Except as set forth below, the information contained in the Original Statement is unchanged.

      To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of James F. Chen, the Partnership and the Foundation.

ITEM 1.     SECURITY AND ISSUER.

      The Original Statement, as amended by the Amendment No. 2 ("Amended Statement"), relates to shares of the Common Stock, $0.001 par value per share, of V-ONE Corporation, a Delaware corporation. The address of the Issuer's principal executive offices is 20250 Century Boulevard, Suite 300, Germantown, Maryland 20874.

ITEM 2.     IDENTITY AND BACKGROUND.

      The Amended Statement is being filed jointly by James F. Chen and the Partnership.

      (a) James F. Chen is the founder, Chairman of the Board, and director of V-ONE Corporation. He is a citizen of the United States. His principal business address is 20250 Century Boulevard, Suite 300, Germantown, Maryland 20874.

      (b) The Partnership is a limited partnership organized under the laws of the State of South Dakota and was established in order to provide certain investment opportunities for its partners. The sole general partner of the Partnership is JFMC, Inc., a Maryland Corporation.

CUSIP No. 918278-10-2                                  Page 5 of 14


            Mr. Chen and Mary S. Chen, his wife, jointly own all of the outstanding capital stock of JFMC, Inc. Mr. and Mrs. Chen are the sole shareholders of JFMC, Inc. Mr. Chen is the President and Chief Executive Officer, and Mrs. Chen is the Treasurer and Secretary, of JFMC, Inc. The principal place of business and the location of the principal office of the Partnership is 12648 Travilah Road, Potomac, Maryland 20854.

      (c) The Foundation is no longer a party to this filing as Mr. Chen no longer holds a position as an officer or director of the Foundation.

      During the past five years, none of the foregoing parties has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 4.     PURPOSE OF TRANSACTION.

      The acquisitions of Common Stock by James F. Chen were made in connection with the initial capitalization of the Issuer. Mr. and Mrs. Chen transferred 600,000 shares to the Partnership for estate planning purposes. Mr. Chen transferred 279,100 shares of Common Stock to the Foundation. Except as noted below, neither Mr. Chen nor the Partnership has any present plans or proposals that relate to or would result in or cause:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 918278-10-2                                  Page 6 of 14



      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) any action similar to any of those enumerated above.

      On November 21, 1997, the Issuer and David D. Dawson entered into an employment agreement relating to Mr. Dawson's employment by the Issuer as its President and Chief Executive Officer. Mr. Dawson became a director of the Issuer on December 12, 1997. Under Mr. Dawson's employment agreement, Mr. Dawson has the right to nominate a person to serve as a director of the Issuer (in addition to himself) and the Issuer is required to establish a committee of the Issuer's Board of Directors ("Board") (composed of Mr. Dawson, Mr. Chen and one other director chosen by Mr. Dawson and Mr. Chen) to make recommendations for replacement of the members of the Board during the period ending November 21, 1998. No such committee has yet been established.

      In addition, the filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) According to the Issuer, there were 13,033,043 shares of Common Stock outstanding as of February 27, 1998. James F. Chen currently owns beneficially 4,025,152 shares of the Issuer's Common Stock, representing 30.9% of the outstanding Common Stock. The Partnership directly owns 600,000 shares of Common Stock of the Issuer, representing 4.6% of the outstanding Common Stock.

CUSIP No. 918278-10-2                                  Page 7 of 14



      (b) Mr. Chen has sole voting power and dispositive power over the 3,425,152 shares held by him.

      JFMC, Inc., the general partner of the Partnership, has sole voting and dispositive power over the 600,000 shares that the Partnership owns directly. Mr. and Mrs. Chen jointly own all of the outstanding capital stock of JFMC, Inc.

      (c) Except as set forth below, neither Mr. Chen nor the Partnership has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amended Statement.

      At the time of the initial filing, Mr. Chen owned 3,831,052 shares of Common Stock of the Issuer. On May 30, 1997, Mr. Chen transferred 279,100 shares of Common Stock to the Foundation as a gift and transferred an additional 75,000 shares of Common Stock to an unaffiliated person in connection with the settlement of a dispute. As of October 4, 1997, Mr. Chen no longer served as a director or officer of the Foundation.

      On December 31, 1997, Mr. Chen made gifts of 16,800 shares of Common Stock to certain persons and privately transferred 10,000 shares of Common Stock (valued at $2.00 per share) in payment for legal services. On February 24, 1998, he sold 25,000 shares of Common Stock on the Nasdaq National Market at $2.70 per share.

      (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

      (e) Item 5(e) is not applicable to this Amended Statement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      (a)   Joint Filing Agreement dated as of June 6, 1997 (Filed previously).

      (b)   Employment   Agreement   dated   November  21,  1997  between  V-ONE
            Corporation and David D. Dawson.

CUSIP No. 918278-10-2                                  Page 8 of 14





                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 19, 1998


                                    /s/ James F. Chen
                                    -------------------------
                                        James F. Chen



                                    THE CHEN FAMILY LIMITED
                                      PARTNERSHIP


                                    By: JFMC, Inc., its General
                                         Partner


                                    By:/s/ James F. Chen
                                       -------------------------
                                       James F. Chen, Chairman,
                                        Chief Executive Officer
                                        and President

CUSIP No. 918278-10-2                                  Page 9 of 14


                                  Exhibit (b)




                                V-ONE CORPORATION
                               20250 Century Blvd.
                                    Suite 300
                              Germantown, MD 20874


                                November 21, 1997

                              Employment Agreement

V-One Corporation, a Delaware corporation (the "Company"), and David D. Dawson agree as follows:

1.  POSITIONS AND RESPONSIBILITIES

         1.1 You shall serve in the executive capacity as President and Chief Executive Officer and perform the duties customarily associated with such capacity from time to time and at such place or places as the Company shall designate or as shall be appropriate and necessary in connection with such employment.

         1.2. You will, to the best of your ability, devote your full professional time and best efforts to the performance of your duties hereunder and the business and affairs of the Company.

         1.3. You will duly, punctually and faithfully perform and observe any and all rules and regulations which the Company may now or shall hereafter reasonably establish governing the conduct of its business.

         1.4. Subject to confirmation by the present Board of Directors, in accordance with the Charter and Bylaws of the Company, you will be elected as a director to fill a term expiring at the annual meeting of shareholders in the year 2000; provided, however, that in the event you employment as CEO should terminate for any reason, you hereby irrevocably agree to resign as a director effective upon such termination.


2.  TERM OF EMPLOYMENT

         2.1. The term of your employment agreement shall commence on November 21st 1997 and terminate in two years, subject to automatic renewal for successive one-year terms unless either party shall have notified the other in writing not less than 30 days prior to the then current expiration date of this Agreement of such party's determination not to renew this Agreement.

         2.2.     The Company shall have the right, on written notice to you,

                  (a) to terminate your employment immediately at any time for cause, or

                  (b) to terminate your employment at any time after November 21st 1997, or to not renew the Agreement at any time, without cause provided the Company shall be obligated in either case to pay to you as severance pay an amount equal to one year's base salary (or, if greater than one year, base salary for the remainder of the period from the date of termination to November 21st 1999) less applicable taxes and other required withholding and any amount you may owe to the Company, payable in full immediately upon such termination.

         2.3. For purposes of Section 2,2, you may be terminated for cause if, in the reasonable determination of the Company's Board of Directors, you are convicted of any felony or of any crime involving moral turpitude, or participate in fraud against the Company, or wrongfully disclose any trade secrets or other confidential information of the Company to any of its competitors, or materially breach Section 5 of this Agreement or any provisions of the Proprietary Information Agreement (as defined in Section 6 hereof) between you and the Company.

3.  COMPENSATION; STOCK OPTIONS; RELOCATION

         3.1. The Company shall pay to you for the services to be rendered hereunder a base salary at an annual rate of $200,000 subject to increase, in accordance with the policies of the Company as determined by its Board of Directors from time to time, payable in installments in accordance with Company policy.

                  (a) The Compensation Committee of the Board of Directors will review the base salary from time to time, no less frequently than annually, and may in its sole discretion adjust the base salary upward but not downward, to reflect performance, appropriate industry guideline data and other factors.

                  (b) If certain performance goals reasonably established from time to time by the Board of Directors of the Company are met, you will be entitled to a cash performance bonus of 40% of base salary, with respect to each fiscal year. The amount of such bonus percentage may be increased but not decreased by the Board of Directors of the Company. Performance in excess of 100% of plan objectives will be rewarded at an incrementally higher percentage. Metrics will also be reasonably established to measure and compensate appropriately for performance below the plan goals.

         3.2. You shall also be entitled to all rights and benefits for which you shall be eligible under deferred bonus, pension, group insurance, profit-sharing or other Company benefits which may be in force from time to time and provided for the Company's executives generally.

         3.3. You will be reimbursed for reasonable expenses incurred on behalf of the Company upon presentation of appropriate receipts.

         3.4      Stock Options

         You have been granted option to purchase 800,000 shares of V-One Corporation Common Stock. The purchase price per share is $3.125 The option vests over four years at a rate of one-fourth per year on each of November 21st 1998, 1999, 2000 and 2001. In the event that the Company should terminate you without case, then the option for the year in which such termination occurs shall fully vest and shall be exercisable within 90 days. All unvested options will also immediately vest in full upon the declaration of an Change in Control as set forth in Paragraph 2.06 of the V-One 1996 Incentive Stock Plan.

         The options granted will be ISO's as defined by the Internal Revenue Code to the maximum extent possible. Options above that limit will issued as non-qualified stock options.

         Unvested warrants/options will expire in the event your employment is terminated voluntarily by you, or in the event your employment is terminated by the Company for cause.

         3.5      Relocation

         The Company will pay for your direct relocation expenses, including the reasonable and customary cost of moving your household goods and reasonable and customary closing costs for the sale of your present home and the purchase of a new home, such as real estate brokers' commissions, together with an additional Amount of cash sufficient to pay any personal income taxes payable as a result of the Company's payment of your direct relocation expenses. In the interim, the Company will also provide you a furnished apartment, or suitable living quarters, in the general vicinity of the Company's corporate headquarters. The total amount of moving & living expenses associated with your relocation will be limited to $60,000.

4.  BOARD OF DIRECTORS

         Subject to the provisions of the Company's charter and bylaws, one directorship (in addition to your own) shall be reserved for election of a person nominated by you and approved by a majority of the directors. In addition, a committee of the Board, consisting of you, James F. Chan, and one other director agreed upon by you and James F. Chen will be formed to make recommendations for replacement of members of the Board of Directors during the first twelve months of your tenure. Notwithstanding the foregoing, however, it is understood and agreed that no action concerning the composition of the Board of Directors shall be taken except in strict conformity with the charter and bylaws of the Company. It is further understood that the charter presently provides that a director may not be removed from office except for cause and upon a vote of at least 67% of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors cast at a meeting called for that purpose.

5.  OTHER ACTIVITIES DURING EMPLOYMENT

         5.1 Except as stated herein or with the prior written consent of the Company's Board of Directors, you will not during the term of this Agreement undertake or engage in any other employment, occupation or business enterprise other than ones in which you are a passive investor with the exception of your current position on the Board of Directors of Progressive Systems which all parties acknowledge is not in competition with the Company.

         5.2. Except as permitted by Section 5.3, you will not acquire, assume or participate in, directly or indirectly, any position, investment or interest adverse or antagonistic to the Company, its business or prospects, financial or otherwise, or take any action toward or looking toward any of the foregoing.

         5.3. During the term of your employment by the Company except on behalf of the Company or its subsidiaries, you will not directly or indirectly, whether as an officer, director, stockholder, partner, proprietor, associate, representative, consultant, or otherwise become or be interested in any other person, Corporation, firm, partnership or other entity whatsoever which manufactures, markets, sells, distributes or provides consulting services concerning products or services which compete with those of the Company or any of its subsidiaries. However, nothing in this Section 5.3 shall preclude you from holding less than ten percent of the outstanding capital stock of any corporation required to file periodic reports with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the securities of which are listed on any Securities exchange, quoted on the National Association of Securities Dealers Automated Quotation System or traded in the over-the-counter market. During the term of your employment with the Company you will also not directly or indirectly intentionally solicit, endeavor to entice away from he Company, or any of its subsidiaries, or otherwise interfere with the relationship of the Company, or any of its subsidiaries with, any person who is employed by or otherwise engaged to perform services for the Company, or any of its subsidiaries (including, but not limited to, any independent sales representatives or organizations), or any person or entity who is, or was within the then most recent 12-month period, a customer or client of the Company, or any of its subsidiaries, whether for your own account or for the account of any other person, corporation, firm, partnership or other entity whatsoever.

6.  FORMER EMPLOYMENT

         6.1. You represent and warrant that your employment by the Company will not conflict with and will not be constrained by any prior employment or consulting agreement or relationship. You represent and warrant that you do not possess confidential information arising out of prior employment which, in your best judgment, could be utilized in connection with your employment by the company in the absence of Section 6.2.

         6.2. If, in spite of the second sentence of Section 6.1, you should find that confidential information belonging to any former employer might be usable in connection with the company's business, you will not intentionally disclose to the Company or use on behalf of the Company any confidential information belonging to any other former employers; but during your employment by the company you will use in the performance of your duties all information which is generally known and used by persons with training and experience comparable to your own and all information which is common knowledge in the industry or otherwise legally in the public domain.

7. PROPRIETARY INFORMATION AND INVENTIONS You agree to be bound by the provisions of the Proprietary Information Agreement dated the date of this Agreement between you and the Company (the 'Proprietary Information Agreement').

8. SURVIVAL Your duties under the Proprietary Information Agreement shall survive termination of your employment with the Company to the extent provided under such Proprietary Information Agreement.

9. ASSIGNMENT This Agreement and the rights and obligations of the parties hereto bind and inure to the benefit of any successor or successors of the Company by way reorganization, or merger and any assignee of all or substantially all or its business and properties, but, except as to any such successor or assignee of the Company, neither this Agreement nor any rights or benefits hereunder may be assigned by the Company or by you.

10. INTERPRETATION In case any one or more of the provisions contained in the agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provision of this agreement; and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If, moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

11. NOTICES Any notice which the Company is required or may desire to give to you shall be given by personal delivery or registered or certified mail, return receipt requested, addressed to you at the address of record with the Company, or at such other place as you may from time to time designate in writing. Any notice which you are required or may desire to give to the Company hereunder shall be given by personal delivery or by registered or certified mail return receipt requested, addressed to the Company at its principal office, or at such other office as the Company may from time to time designate in writing, to the attention of the Chairman of the Compensation Committee. The date of personal delivery or the date of mailing such notice shall be deemed to be the date of delivery thereof.

12. WAIVER If either party should waive any breach of any provisions of this Agreement, he or it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provisions of this Agreement

13. COMPLETE AGREEMENT AMENDMENTS The foregoing, together with a proprietary Information Agreement between you and the Company, is the entire agreement of the parties with respect to the subject matter thereof and supersedes all prior understandings. This Agreement may not be amended, supplemented canceled or discharged except by written instrument executed by both parties hereto.

14. APPLICABLE LAW This agreement has been negotiated in, and shall be governed by the laws of the State of Maryland, without giving effect to conflict of law principles.

15. HEADING The heading of the sections hereof are inserted for convenience only and deemed to constitute a part hereof nor to affect the meaning thereof.

                                           V-One Corporation



                                       By  /s/ William E. Odom
                                          --------------------------

                                          Chairman, Compensation Committee
                                          Board of Directors

Accepted and agreed as of the
21st Day of November 1997



/s/ David D. Dawson
------------------------
David D. Dawson